Exhibit 16

Tel: 616-774-7000 Fax: 616-776-3680 www.bdo.com	200 Ottawa Ave NW, Suite 300 Grand Rapids, MI 49503

March 15, 2023

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 14, 2023, to be filed by our former client, Mercantile Bank Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.